SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2002

E.ON Corp.
 (Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [ X ]        Form 40-F  [   ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [   ]        No  [ X ]

     If “Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Press Release

December 20, 2002

E.ON Group to invest €14.2 billion in 2003-2005

The E.ON Group plans to invest €14.2 billion over the next three years. The Supervisory Board of Düsseldorf-based E.ON AG approved the planned capital expenditures at its meeting yesterday.

At €11.1 billion, the majority of investments will be on fixed assets. Investments in financial assets will be aimed primarily at shareholdings that strengthen E.ON Energie’s existing market positions. Not included in the investment plan is additional expansion in Continental Europe and the U.S. in line with E.ON’s growth strategy.

E.ON’s core energy business will receive about three quarters of the group’s total investments. E.ON Energie will invest a total of €8.0 billion during the next three years, of which €5.7 billion is earmarked for fixed assets, primarily power transmission and distribution networks. Powergen’s capital spending will total €2.5 billion, which will be divided about equally between fixed asset investments in the U.K. and the U.S.

E.ON will invest approximately €2.8 billion in its Chemicals Division and about €1.0 billion in its Real Estate Division, thereby enabling its non-core businesses to also achieve appropriate growth.

The total volume of investments can be fully financed by divestment proceeds anticipated during the planning period. E.ON’s operating cash flow will markedly improve its net financial position, giving it considerable financial flexibility to fund major strategic acquisitions.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: December 20, 2002	By:	/s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting